

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2014

Via E-mail
Maodong Xu, CEO
Wowo Limited
Third Floor, Chuangxin Building
No. 18 Xinxi Road, Haidian District, Beijing
People's Republic of China

> **Re: Wowo Limited**
> **Amendment No. 2 to Confidential Draft Registration Statement on Form F-1**
> **Submitted December 5, 2014**
> **CIK No. 0001527762**

Dear Mr. Xu:

We have reviewed your amended confidential draft registration statement and have the following comments. References to prior comments are to those in our letter dated November 12, 2014.

Summary

Our Value Proposition, page 4

1.   We note the disclosure on page 9 that Mr. Xu currently owns approximately 37.35% of the company's outstanding shares. We note further the disclosure in this section that as of November 30, 2014, Mr. Xu has loaned the company US$61.0 million and that the company will convert all of its indebtedness owed to him to additional ordinary shares at the initial offering price upon the completion of the offering. Please revise this section of the prospectus to disclose the total number of shares expected to be issued to Mr. Xu as a result of the conversion of his outstanding loans to the company and the percentage of outstanding shares he is expected to own following the offering.

Dilution, page 61

2.   Please refer to prior comment 3. We note your response; however it is unclear how your presentation of total assets per share meets the disclosure requirements of Item 506 of Regulation S-K. In this regard, the measure of net tangible book value should be a conservative measure of your net worth, approximating liquidation value. Please add the measure of net tangible book value, as previously requested. If you believe an alternative presentation is more meaningful, please present this measure in addition to net tangible book value and provide appropriate explanation as to why the presentation is meaningful.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Metrics, page 76

3.   We note the statements here and in footnote 2 to the table on page 73 that the "number of merchant clients with an open online store reflects the number of merchant clients who have opened an online store in our WoWo Mall at any point during the given period no matter the online stores are still open at the end of the given period." Please revise to indicate that the metric shows the number of merchant clients that had a store open, not opened a store, during the quarter, or advise. Also, tell us why management believes this metric is more useful than one that tracks the number of merchants that had a store open in the WoWo Mall at the end of each period.

4.   We note your response to prior comment 5 regarding the number of cumulative customers and the number of cumulative repeat customers and it remains unclear how these metrics relate to the contribution of the company's revenue each period. Please explain how the number of cumulative customers and the number of cumulative repeat customers correlate to the changes in revenue from period to period. As part of your response, please also tell us your consideration for disclosing the actual number of customers who have made at least one purchase during each period presented as this would appear to be more meaningful and provide better insight into revenue trends each period.

Nine Months ended September 30, 2013 compared to Nine Months ended September 30, 2014

Net Revenues, page 92

5.   We note the statement in this section that your commission revenues decreased year-over-year due, in part, to the fact that you "continue to offer attractive take rate to increase our merchant client base." Please clarify if this statement means that you charged lower take rates in the quarter ended September 30, 2014 than in the quarter ended September 30, 2013. If so, please quantify the changes in your take rates over the last year.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: <u>Via E-mail</u>
        Julian Lin, Esq.
        Jones Day